Exhibit 23.2

Consent of PricewaterhouseCoopers LLP

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of AGL Resources Inc. of our report dated February 14, 2005, except as to the effects of reclassifications of 2004 and 2003 amounts for reportable segments and discontinued operations as discussed in Note 14, as to which the date is July 22, 2005, relating to the financial statements, financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in AGL Resources, Inc. Current Report on Form 8-K dated July 28, 2005.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia
August 1, 2005